SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934

  MFS Government Markets Income Trust
(Name of Issuer)

Common Stock
(Title of Class of Securities)

552939100
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
14 Tobey Village Office Park
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2001
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 6 pages)
Exhibit 1 attached.

















ITEM 1	Security and Issuer
		Common Stock
		MFS Government Markets Income Trust
		MFS Funds
		500 Boylston Street
		Boston, Mass.    02116
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment
Management ("KIM")
George W. Karpus, President, Director and Controlling
Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 14 Tobey Village Office park
		Pittsford, New York 14534
c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
Karpus ("the Principals") or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic
violations).
e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
KIM, an independent investment advisor, has accumulated shares of MGF on behalf of accounts that are managed by KIM ("the
Accounts") under limited powers of attorney.  All funds that have been utilized in making such purchases are from such
Accounts.
ITEM 4	Purpose of Transaction
a)  KIM has purchased Shares for investment purposes.  Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of MGF fit the investment guidelines for various Accounts.  Shares have been acquired
since  October 21, 1992.
b)  Although originally purchased for investment purposes only, upon reviewing the Fund's most recent proxy, we believe that some of the proposals are not in the best interests of the Shareholders.
ITEM 5 	Interest in Securities of the Issuer
A) As of the date of this Report, KIM owns 1,009,117 shares, which represents 1.68% of the outstanding Shares. Sophie Karpus
(Director) presently owns 700 shares purchased August 3, 1993 at a price of $7.27 per share (350 shares) and December 29, 1999 at a price of $5.75 per share (350 shares). Karpus Profit Sharing Plan presently owns 700 shares purchased February 15 & 22, 1995 at a price of $6.10 per share. None of the other Principles of KIM presently owns shares of MGF.
b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
c)  Open market purchases for the last 60 days for the Accounts.
There have been no dispositions and no acquisitions, other than by such open market purchases,
DATE
SHARES
PRICE PER


SHARE
9/10/01
-2300
6.73
9/19/01
12200
6.54
The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares.  KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting  more than 5% of the Shares
outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships
	with Respect to Securities of the Issuer.
Except as described above, there are no contracts,
arrangements, understandings or relationships of any kind
among the Principals and KIM and between any of them and any other person with respect to any of MGF Securities.
ITEM 7	Materials to be Filed as Exhibits
		One exhibit attached.
Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



October 9, 2001 			      By:________________________
        Date						   Signature
						George W. Karpus, President
   Name/Title



















Exhibit 1

Karpus Investment Management currently represents beneficial ownership of approximately 1,009,117 shares (as of 9/30/01) of MFS Government Markets
Income Trust on behalf of various clients. I have reviewed the proxy materials for the Fund's meeting of October 31, 2001 and numerous proposals contained in the material have alarmed me.

The proposal for consolidation of the Trustees across all funds, while it may enhance the efficiency of the boards, creates a situation where the Trustees may receive a larger percentage of their annual earnings from this activity. It has been argued by many that this reduces the "unbiased" nature of a board and may even place the Trustees in the position of being a "quasi-employee" of the Fund.

The proposal to adopt an Amended and Re-stated Declaration of Trust gives
The Trustees greater flexibility and broader authority to act without shareholder approval and requires that shareholders only receive a written notification of any reorganization transaction. The Trustees of the Fund are severely increasing their fiduciary liability by propositioning the shareholders to delegate this authority from their own hands to those of the board. By allowing the Trustees to act by a two-thirds majority instead of unanimously, factions could be created that would support management proposals. These factions could fulfill any wishes of management, which may not be deemed the best interest of the shareholders in terms of policy of the Fund.

The current policy of the Fund regarding certain investment restrictions and policies being classified as "fundamental", matters that cannot be changed without approval of the holders of a majority of the outstanding shares of the Fund's Common stock, ensures that the intentions of the shareholders will be adhered to. A change of investment policy, which removes the fundamental policy of 65 % of the funds assets being invested in U.S. Government and Agencies making it a non-fundamental investment policy subject to change without shareholder approval, allows the Fund to make changes that may not be acceptable to shareholders. Deterioration of the credit quality of the fund could force institutional holders to mass exit. Certain holders (in the case of managed accounts) may have investment restrictions, which dictate the acceptability of the investment. By allowing change without notification or vote of the shareholders may force such holders to sell in the market place which would place undue pressure on fund shares and further widen the discount at which the fund trades, ultimately harming all shareholders. This risk is not identified in either the Fund's original prospectus or the current proxy materials.

Risk is further assumed within the fund by allowing the use of margin, short sales, the ability to lend money and revising the percentage of investments in a single issuer. Risk here is seen in the form of economic, political or regulatory revisions. The addition of illiquid securities may produce problems in pricing the funds assets, increasing the Fund' discount causing economic harm to the shareholders.

Should the board advocate the current proposal of the Fund, they should also allow the shareholders that do not agree with the recommendations, the ability to redeem any and all shares that they own or represent at net asset value. This will decrease the probability of the discount widening due to the sales into the marketplace by dissenting shareholders.

The Fund, in my opinion, has not adequately disclosed to the shareholders the inherit risk of increasing the discount to market value caused by shareholders that are not willing to support management's proposals. It is my belief that this risk of economic loss must be fully disclosed to all fund shareholders.

It is my hope that you will consider allowing shareholders that do not approve of the proposals presented by management to tender their shares at net asset value. This would prevent harming the shareholders remaining in the Fund.

Should these proposals be accepted, it is my belief that the Board will be exposing the shareholders to a further widening of the discount. Dissenting shareholders, who are forced to react by selling their shares may, by sheer magnitude of sales, create downward price pressure. This possibility would cause greater economic harm to the remaining shareholders, than the increased costs resulting from a tender offering shrinking the size of the Fund.